WHITE & CASE
                          Limited Liability Partnership
                           1155 Avenue of the Americas
                          New York, New York 10036-2787
                           Telephone: (1-212) 819-8200
                           Facsimile: (1-212) 354-8113






January 24, 2001


Newmont Mining Corporation
1700 Lincoln Street
Denver, CO  80203


Dear Sirs:

         We are counsel for Newmont Mining Corporation, a Delaware corporation (the "Company"), and are familiar with the Company's Post-Effective Amendment No. 3 on Form S-3 (the "Post-Effective Amendment") to the Company's Registration Statement on Form S-4 (No. 333-50516). The Post-Effective Amendment relates to the issuance from time to time of shares of common stock, par value $1.60 per share, of the Company (the "Shares") upon conversion of the 6% Convertible Subordinated Debentures (the "Debentures") issued by Battle Mountain Gold Company, a Nevada corporation ("Battle Mountain"). The Debentures were issued pursuant to the Fiscal and Paying Agency Agreement dated as of January 4, 1990 between Battle Mountain and Citibank, N.A., as fiscal agent (the "Fiscal Agent"), as supplemented by a supplemental fiscal and paying agency agreement, dated as of January 10, 2001 among Battle Mountain, the Company and the Fiscal Agent (such Agreement as so supplemented is hereinafter referred to as the "Agreement"). The Debentures became convertible into shares of the Company's common stock in connection with the merger (the "Merger") of Bounty Merger Corp., a Nevada corporation and wholly-owned subsidiary of the Company ("BMC"), with and into Battle Mountain pursuant to the Agreement and Plan of Merger, dated as of June 21, 2000, by and among the Company, BMC and Battle Mountain and the Arrangement Agreement, dated as of June 21, 2000, by and among the Company, Battle Mountain, BMC and Battle Mountain Canada Ltd., an Ontario corporation. The Merger was effective on January 10, 2001.

         We have examined such certificates of public officials, certificates of corporate agents and certificates of officers of the Company, and the originals (or copies thereof certified to our satisfaction) of such corporate documents and records of the Company, and such other documents, records and papers as we have deemed relevant in order to give the opinions hereinafter set forth. In this connection we have assumed the genuineness of signatures on and the authenticity of all documents so examined. Also, we have relied upon such certificates of public officials, corporate agents and officers of the Company and such other certificates with respect to the accuracy of material factual matters contained therein which were not independently established.

         Based upon the foregoing, it is our opinion that (i) the issuance of the Shares upon conversion of the Debentures has been duly authorized by appropriate corporate action of the Company and (ii) when Shares are issued upon conversion of the Debentures as provided for therein and in the Agreement, such Shares will be validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

                                Very truly yours,


                                /s/ White & Case LLP


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